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New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

June 11, 2025

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention: Yolanda Guobadia, Lily Dang, Anuja Majmudar, Kevin Dougherty

Re:	1RT Acquisition Corp.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted April 8, 2025
File No. 377-07722

Ladies and Gentlemen:

On behalf of our client, 1RT Acquisition Corp., a Cayman Islands company (the “Company”), set forth below are the Company’s responses to the comments of the staff of the SEC (the “Staff”) communicated in its letter to the Company, dated April 25, 2025. In connection with such responses, the Company will be submitting, electronically via EDGAR, a Registration Statement on Form S-1 (the “Registration Statement”).

The Company is seeking confidential treatment for this letter pursuant to Rule 83 of the Securities and Exchange Commission. The Company is publicly filing the Registration Statement at least 15 days prior to any road show or, in the absence of a road show, at least 15 days prior to the requested effective date of the Registration Statement, as amended.

For ease of reference, each of the Staff’s comments is reproduced below in italics and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Registration Statement. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Registration Statement.

1RT Acquisition Corp. has requested confidential treatment of this correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Securities and Exchange Commission

June 11, 2025

1RT Acquisition Corp. has requested confidential treatment of this correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Draft Registration Statement on Form S-1 submitted April 8, 2025

Use of Proceeds, page 93

1. We note your response to prior comment 5, and revision on page 96 stating $914,500 estimated offering expenses. However, we note continued disclosures of $1,164,500 offering expenses, including page 91 footnote (2), as well as pages 93, 128 and 188. Please further revise or explain the difference.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 91, 93, 128 and 189 of the Registration Statement accordingly.

Capitalization, page 98

2. We note your disclosure of $222,000 over-allotment liability in the As Adjusted column. Tell us what the liability represents and how the amount is calculated.

The Company respectfully acknowledges the Staff’s comment and advises that it has revised the disclosure on page 98 of the Registration Statement by adding a footnote to explain the over-allotment liability. The Company evaluates the financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815, “Derivative and Hedging”. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value on the grant date and is then re-valued at each reporting date, with changes in the fair value reported in the statement of operations. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative liabilities are classified in the balance sheet as current or non-current based on whether or not net cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date. The underwriters’ over-allotment option is deemed to be a freestanding financial instrument indexed on the shares subject to redemption and will be accounted for as a liability pursuant to ASC 480 if not fully exercised at the time of the initial public offering.

* * * * *

Securities and Exchange Commission

June 11, 2025

Please do not hesitate to contact Sean M. Ewen at (212) 728-8867 at Willkie Farr & Gallagher LLP with any questions you may have regarding this confidential submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Sean M. Ewen
Sean M. Ewen, Willkie Farr & Gallagher LLP

cc:	Dan Tapiero, 1RT Acquisition Corp.
Andrew Marmer, Willkie Farr & Gallagher LLP